

Mail Stop 4561

September 29, 2016

Phong Le
Senior Executive Vice President and Chief Financial Officer
MicroStrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, VA 22182

>   **Re: MicroStrategy Incorporated**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed February 26, 2016**
>   **File No. 000-24435**

Dear Mr. Le:

We have reviewed your September 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2016 letter.

Notes to Consolidated Financial Statements

Note 17. Segment Information, page 100

1.   We note from your response to prior comment 2 that your departments include Sales, Maintenance, Consulting, Education, Cloud, Technology, and other corporate functions. Please tell us whether Cloud and Technology are revenue-generating offerings and which departments these offerings or functions fall within.

2.   We note that your CODM primarily reviews operating results at the department level, which is the level in which he regularly approves budgets, assesses the performance of the business, and makes strategic and operating decisions. Please tell us whether you have concluded that your revenue-generating departments are operating segments as defined in ASC 280-10-50-1.

3.   You state that departments are all inextricably linked to and rooted in the sale of your single software platform, and have concluded that you have one reportable operating segment. If you conclude that the revenue-generating departments are operating segments, please provide us with your analysis for aggregating them into a single reportable segment, including your determination that the departments have similar economic characteristics. Refer to ASC 280-10-50-11.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services